SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

G. Raymond Zage, III
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga SVH Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,982,248

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
75,446,048

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,446,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1  The percentage used herein is calculated based on 190,490,148 shares of the Issuer’s Common Stock, consisting of i) 174,066,386 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,982,248

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
75,446,048

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,446,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 The percentage used herein is calculated based on 190,490,148 shares of the Issuer’s common stock, consisting of i) 174,066,386 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
G. Raymond Zage, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,462,248

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
94,926,048

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,926,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.8%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3 The percentage used herein is calculated based on 190,490,148 shares of the Issuer’s common stock, consisting of i) 174,066,386 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on November 28, 2022. The Initial Schedule 13D, as amended by this Amendment (the “Schedule 13D”), relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). The Issuer’s principal executive office is located at 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, CA, 90069, and its phone number is +1 (310) 878-9648. Except as otherwise specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Initial Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Initial Schedule 13D is hereby amended by deleting the following paragraph from the text thereof:

Mr. Zage holds an option to acquire 381,314 shares of the Issuer’s Common Stock from another shareholder within 60 days of the consummation of the Business Combination.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) Tiga SVH, Tiga Investments and Mr. Zage beneficially own an aggregate of 75,446,048, 75,446,048 and 94,926,048 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 39.6%, 39.6% and 49.8% of the Issuer’s issued and outstanding Common Stock, respectively, consisting of consisting of i) 174,066,386 shares of the Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) As of the date of this Schedule 13D, the Reporting Persons own 2,463,800 shares of the Issuer’s Common Stock subject to the arrangements under the Participation Agreement (as defined below) described in Item 6 of this Schedule 13D. Thus, the Reporting Persons may be deemed to share with the Participant (as defined below) beneficial ownership of 1.3% of the shares of the Issuer’s Common Stock of the Company deemed issued and outstanding as of the date of this Schedule 13D, consisting of i) 174,066,386 shares of the Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price.

Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga SVH, has sole power to vote or direct the vote of the 92,462,248 shares and sole power to dispose or direct the disposition of the 94,926,048 shares of the Issuer’s Common Stock, subject to the information incorporated by reference into this Item 5 and shared power to vote or direct the vote of 2,463,800 shares of the Issuer’s Common Stock as a result of the arrangements under the Participation Agreement described in Item 6.

The Participant is a citizen of the Republic of Singapore and is the Managing Director of Framework Capital Solutions Pte. Ltd. His business address is 20A Cluny Park Singapore 259634. During the last five years, the Participant has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On September 15, 2023, Big Timber Holdings, LLC, which is controlled by Mr. Zage, acquired three guaranteed exchangeable notes (the “Exchangeable Notes”) issued by Longview Grindr Holdings Limited which are exchangeable into 196,276, 228,127 and 125,915 shares of the Issuer’s Common Stock, respectively.  The Reporting Persons cannot currently exchange any of the Exchangeable Notes into shares of the Issuer’s Common Stock as their exchangeability is subject to certain material contingencies outside the control of the Reporting Persons, and as a result the Reporting Persons do not consider the shares of the Issuer’s Common Stock underlying the Exchangeable Notes as being beneficially owned by them. Other than the acquisition of the shares as reported herein, as described under Item 4 and the information incorporated by reference into this Item 5, and as set forth herein, the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 94,926,048 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

Tiga Investments (the “Grantor”) has entered into a Participation Agreement (the “Participation Agreement”) with Jeremy Brest, a citizen of the Republic of Singapore with address 20A Cluny Park, Singapore 259634 (the “Participant”). Pursuant to the Participation Agreement, the Grantor granted certain participation rights over 663,480 shares of Common Stock of the Issuer and 1,800,320 warrants exercisable into shares of Common Stock of the Issuer (collectively, the “Participation Assets”) to the Participant. By virtue of the granted participation, among other things, the Grantor retained the legal title to the Participation Assets, but agreed to consult with and act in accordance with the Participant’s instructions in taking or refraining from taking any material action (excluding administrative matters) to and in relation to the voting and other ancillary rights of and attributable to the Participation Assets in respect of the Issuer. In addition, the Grantor shall, upon request, take all commercially reasonable steps necessary to arrange for the participation to be converted into a direct interest in the Participation Assets, subject to the certain availability condition as disclosed in the Participation Agreement and applicable law and regulation. This description of the Participation Agreement is qualified in its entirety by the terms of the Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended by adding the following items after item 3 thereof:

Exhibit Number	Description
4	Joint Filing Agreement among the Reporting Persons, dated as of September 25, 2023
5	Participation Agreement, dated as of September 15, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2023

TIGA SVH INVESTMENTS LIMITED

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

TIGA INVESTMENTS PTE. LTD.

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

G. RAYMOND ZAGE, III

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF TIGA SVH INVESMENTS LIMITED AND TIGA INVESTMENTS PTE. LTD.

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Tiga SVH Investments Limited and Tiga Investments Pte. Ltd. (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock of the Issuer or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga SVH Investments Limited	Singapore
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga Investments Pte. Ltd.	Singapore
Ashish Gupta	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Managing director of Tiga Investments Pte. Ltd.	India

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated September 25, 2023 relating to the Common Stock of Grindr Inc. shall be filed on behalf of the undersigned.

[Signature Page Follows]

Date: September 25, 2023

TIGA SVH INVESTMENTS LIMITED

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

TIGA INVESTMENTS PTE. LTD.

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

G. RAYMOND ZAGE, III

By:	/s/ G. Raymond Zage, III

Name: G. Raymond Zage, III

Exhibit B

PARTICIPATION AGREEMENT

(See Attached)